UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2011
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐   No ☑

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2011

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$

VOYAGE REVENUES (note 10b)	97,256	92,154	282,722	276,492

OPERATING EXPENSES
Voyage expenses	307	723	1,362	1,357
Vessel operating expenses (note 10b)	22,366	20,963	66,561	64,032
Depreciation and amortization	23,032	22,126	67,552	66,689
General and administrative (notes 10a and 10b)	5,804	5,252	18,665	15,681
Restructuring charge	—	—	—	175

Total operating expenses	51,509	49,064	154,140	147,934

Income from vessel operations	45,747	43,090	128,582	128,558

OTHER ITEMS
Interest expense (notes 8 and 10a)	(12,129)	(12,708)	(36,019)	(36,802)
Interest income	1,576	2,083	4,852	5,385
Realized and unrealized loss on derivative instruments (note 11)	(37,690)	(33,423)	(54,250)	(105,784)
Foreign currency exchange gain (loss) (note 8)	29,480	(39,839)	(412)	20,017
Equity income (loss)	891	(870)	12,395	(2,483)
Other income (expense)	133	136	(137)	526

Total other items	(17,739)	(84,621)	(73,571)	(119,141)

Net income (loss) before income tax recovery (expense)	28,008	(41,531)	55,011	9,417
Income tax recovery (expense) (note 9)	176	(110)	(779)	(146)

Net income (loss)	28,184	(41,641)	54,232	9,271

Non-controlling interest in net income (loss)	535	(1,665)	4,731	(4,239)
Dropdown Predecessor’s interest in net income (loss) (note 2)	—	—	—	2,258
General Partner’s interest in net income (loss) (note 13)	2,917	858	8,084	5,141
Limited partners’ interest in net income (loss) (note 13)	24,732	(40,834)	41,417	6,111
Limited partners’ interest in net income (loss) per unit (note 13)
• Common unit (basic and diluted)	0.42	(0.76)	0.72	0.05
• Subordinated unit (basic and diluted)	—	—	—	1.52
• Total unit (basic and diluted)	0.42	(0.76)	0.72	0.12

Weighted-average number of units outstanding:
• Common units (basic and diluted)	59,357,900	53,755,351	57,887,847	50,388,092
• Subordinated units (basic and diluted)	—	—	—	2,428,776
• Total units (basic and diluted)	59,357,900	53,755,351	57,887,847	52,816,868

Cash distributions declared per unit	0.63	0.60	1.89	1.77

Related party transactions (note 10)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30,	December 31,
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents	101,499	81,055
Restricted cash — current (note 6)	85,726	82,576
Accounts receivable, including non-trade of $9,994 (2010 — $12,832) (note 11)	12,177	19,362
Prepaid expenses	5,409	5,911
Current portion of derivative assets (note 11)	16,206	16,758
Current portion of net investments in direct financing leases (note 6)	5,961	5,635
Advances to affiliates (note 10c)	3,510	6,133

Total current assets	230,488	217,430

Restricted cash — long-term (note 6)	492,837	489,562

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $235,681 (2010 — $200,708)	1,117,002	1,059,465
Vessels under capital leases, at cost, less accumulated depreciation of $197,849 (2010 — $172,113)	863,611	880,576
Advances on newbuilding contracts (note 12)	41,338	79,535

Total vessels and equipment	2,021,951	2,019,576

Investments in joint ventures (notes 10f and 16)	190,040	172,898
Net investments in direct financing leases (note 6)	405,197	410,060
Advances to joint venture partner (note 7)	10,200	10,200
Other assets	21,524	22,967
Derivative assets (note 11)	136,330	45,525
Intangible assets — net	116,698	123,546
Goodwill — liquefied gas segment	35,631	35,631

Total assets	3,660,896	3,547,395

LIABILITIES AND EQUITY
Current
Accounts payable (includes $415 and $567 for 2011 and 2010, respectively, owing to related parties) (note 10c)	3,503	4,355
Accrued liabilities (includes $3,553 and $3,020 for 2011 and 2010, respectively, owing to related parties) (notes 10c and 11)	39,883	38,672
Unearned revenue	12,858	13,944
Current portion of long-term debt (note 8)	90,184	76,408
Current obligations under capital lease	168,694	267,382
Current portion of derivative liabilities (note 11)	49,777	50,603
Advances from joint venture partner	—	59
Advances from affiliates (note 10c)	78,452	133,351

Total current liabilities	443,351	584,774

Long-term debt (note 8)	1,301,417	1,322,707
Long-term obligations under capital lease	566,214	470,752
Long-term unearned revenue	40,049	41,700
Other long-term liabilities (note 6)	68,435	64,777
Derivative liabilities (note 11)	264,333	149,362

Total liabilities	2,683,799	2,634,072

Commitments and contingencies (notes 6, 8, 11 and 12)

Equity
Non-controlling interest	22,873	17,123
Partners’ equity	954,224	896,200

Total equity	977,097	913,323

Total liabilities and total equity	3,660,896	3,547,395

Consolidation of variable interest entities (note 12)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2011	2010
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	54,232	9,271
Non-cash items:
Unrealized loss on derivative instruments (note 11)	23,892	73,683
Depreciation and amortization	67,552	66,689
Unrealized foreign currency exchange loss (gain)	304	(19,670)
Equity (income) loss, net of dividends received of $3.4 million (2010 — nil)	(8,955)	2,483
Amortization of deferred debt issuance costs and other	2,169	2,705
Change in operating assets and liabilities	9,346	2,221
Accrued interest	(2,148)	1,685
Expenditures for dry docking	(12,220)	(11,128)

Net operating cash flow	134,172	127,939

FINANCING ACTIVITIES
Distribution to Teekay Corporation for the acquisition of Alexander Spirit LLC, Bermuda Spirit LLC and Hamilton Spirit LLC (note 2)	—	(33,997)
Proceeds from issuance of long-term debt	219,401	39,231
Scheduled repayments of long-term debt	(54,563)	(56,415)
Prepayments of long-term debt	(173,000)	(42,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(7,502)	(7,288)
Proceeds from equity offering, net of offering costs (note 13)	161,655	50,921
Advances to and from affiliates	1,596	(2,549)
(Increase) decrease in restricted cash	(3,381)	449
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	466
Cash distributions paid	(118,809)	(100,053)
Purchase of Skaugen Multigas Subsidiary (note 10e)	(55,313)	—
Proceeds on sale of 1% interest in Skaugen LPG Carriers and Skaugen Multigas Subsidiaries (note 10g)	1,220	—
Repayment of joint venture partners’ advances	(59)	(1,250)
Other	(201)	(131)

Net financing cash flow	(28,956)	(152,616)

INVESTING ACTIVITIES
Purchase of equity investment in two Angola LNG Carriers (note 10f)	(38,447)	—
Advances to joint venture partner and to joint venture	—	(6,900)
Receipts from direct financing leases	4,536	4,195
Expenditures for vessels and equipment	(50,861)	(7,883)

Net investing cash flow	(84,772)	(10,588)

Increase (decrease) in cash and cash equivalents	20,444	(35,265)
Cash and cash equivalents, beginning of the period	81,055	108,350

Cash and cash equivalents, end of the period	101,499	73,085

Supplemental cash flow information (note 14)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	Partners’ Equity			Non-
			General	controlling
	Common		Partner	Interest	Total
	Units	$	$	$	$
Balance as at December 31, 2010	55,106	856,421	39,779	17,123	913,323
Net income and comprehensive income	—	41,417	8,084	4,731	54,232
Cash distributions	—	(109,508)	(9,301)	(201)	(119,010)
Equity based compensation	—	76	2	—	78
Proceeds from follow-on public offering of units, net of offering costs of $7.0 million (note 13)	4,252	158,283	3,372	—	161,655
Acquisition of Skaugen Multigas Subsidiary (note 10e)	—	(3,011)	(145)	—	(3,156)
Acquisition of equity investment in two Angola LNG Carriers (note 10f)	—	(29,812)	(1,433)	—	(31,245)
Sale of 1% interest in Skaugen LPG and Multigas subsidiaries to Teekay GP L.L.C. (note 10g)	—	—	—	1,220	1,220

Balance as at September 30, 2011	59,358	913,866	40,358	22,873	977,097

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described in Note 2 below, and variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted; therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2010. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Dropdowns

On March 17, 2010, the Partnership acquired from Teekay Corporation two 2009-built Suezmax tankers, the Bermuda Spirit and the Hamilton Spirit (or the Centrofin Suezmaxes), and a 2007-built Handymax Product tanker, the Alexander Spirit, and the related long-term, fixed-rate time-charter contracts. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s consolidated statements of income (loss) and cash flows for the nine months ended September 30, 2010 reflect these three vessels and their results of operations, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on May 27, 2009 (Bermuda Spirit), June 24, 2009 (Hamilton Spirit) and September 3, 2009 (Alexander Spirit). The effect of adjusting the Partnership’s financial statements to account for these common control exchanges up to March 17, 2010, increased the Partnership’s net income by $2.3 million for the nine months ended September 30, 2010.

The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, the Dropdown Predecessor was capitalized in part with non-interest bearing loans or equity from Teekay Corporation and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.

3.	Adoption of New Accounting Pronouncements

In January 2011, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

On September 30, 2011, the Partnership adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, that provides entities with the option of performing a qualitative assessment before performing the first step of the current two-step goodwill impairment test. If entities determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test is not required. However, if an entity concludes otherwise, the existing two-step goodwill impairment test is performed. ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
4.	Financial Instruments
a)	Fair Value Measurements

For a description of how fair value is estimated, see Note 2 in the Partnership’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010. The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis are as follows:

		September 30, 2011		December 31, 2010
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level(1)	$	$	$	$

Cash and cash equivalents and restricted cash		680,062	680,062	653,193	653,193
Advances to and from affiliates		(74,942)	(74,942)	(127,218)	(127,218)
Long-term debt (note 8)		(1,391,601)	(1,278,003)	(1,399,115)	(1,292,026)
Advances to and from joint venture partners (note 7)		10,200	(2)	10,141	(2)
Derivative instruments (note 11)
Interest rate swap agreements — assets	Level 2	157,151	157,151	66,870	66,870
Interest rate swap agreements — liabilities	Level 2	(315,180)	(315,180)	(201,463)	(201,463)
Other derivative	Level 3	(8,000)	(8,000)	(10,000)	(10,000)

(1)	The fair value hierarchy level is only applicable to financial instruments on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)
The fair value of the Partnership’s advances to its joint venture partner as at September 30, 2011 and December 31, 2010 was not determinable given the amounts are non-current with no fixed repayment terms.

Changes in fair value during the nine months ended September 30, 2011 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2010	(10,000)
Total unrealized gains	2,000

Fair value at September 30, 2011	(8,000)

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			September 30,	December 31,
	Credit Quality		2011	2010
Class of Financing Receivable	Indicator	Grade	$	$

Direct financing leases	Payment activity	Performing	411,158	415,695
Other receivables
Long-term receivable included in other assets	Payment activity	Performing	691	410
Advances to joint venture partner	Other internal metrics	Performing	10,200	10,200

			422,049	426,305

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
5.	Segment Reporting
The following tables include results for the Partnership’s segments for the periods presented in these consolidated financial statements.

	Three Months Ended September 30,
	2011			2010
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	68,951	28,305	97,256	66,563	25,591	92,154
Voyage expenses (recoveries)	30	277	307	(50)	773	723
Vessel operating expenses	11,803	10,563	22,366	11,422	9,541	20,963
Depreciation and amortization	15,689	7,343	23,032	15,149	6,977	22,126
General and administrative(1)	2,722	3,082	5,804	2,921	2,331	5,252

Income from vessel operations	38,707	7,040	45,747	37,121	5,969	43,090

	Nine Months Ended September 30,
	2011			2010
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	200,629	82,093	282,722	198,171	78,321	276,492
Voyage expenses	100	1,262	1,362	45	1,312	1,357
Vessel operating expenses	36,025	30,536	66,561	35,582	28,450	64,032
Depreciation and amortization	45,894	21,658	67,552	45,781	20,908	66,689
General and administrative(1)	9,987	8,678	18,665	8,291	7,390	15,681
Restructuring charge	—	—	—	—	175	175

Income from vessel operations	108,623	19,959	128,582	108,472	20,086	128,558

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30,	December 31,
	2011	2010
	$	$

Total assets of the liquefied gas segment	2,985,192	2,866,541
Total assets of the conventional tanker segment	553,109	568,393
Unallocated:
Cash and cash equivalents	101,499	81,055
Accounts receivable and prepaid expenses	17,586	25,273
Advances to affiliates	3,510	6,133

Consolidated total assets	3,660,896	3,547,395

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
6.	Vessel Charters
The minimum estimated charter hire payments in the next five fiscal years, as at September 30, 2011, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder
	of 2011	2012	2013	2014	2015
Vessel Charters(1)	$	$	$	$	$
Charters-in — capital leases(2)(3)(4)	135,410	79,175	96,766	52,093	24,000

Charters-out — operating leases(5)	86,670	344,794	343,852	343,852	340,695
Charters-out — direct financing leases	9,633	38,530	38,530	38,530	38,530

	96,303	383,324	382,382	382,382	379,225

(1)
The table does not include the Partnership’s minimum charter hire payments to be paid and received under its operating leases (or Head Lease and Sublease) for the Tangguh Hiri and the Tangguh Sago LNG carriers (or the Tangguh LNG Carriers), which are described in more detail in Note 5 to the Partnership’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010.

(2)
As at September 30, 2011 and December 31, 2010, the Partnership had $564.8 million and $559.8 million, respectively of cash which, including any interest earned on such amounts, are restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $13.8 million and $12.3 million as at September 30, 2011 and December 31, 2010, respectively.

(3)
As described in Note 5 in the Partnership’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (or the RasGas II LNG Carriers) and two through Teekay BLT Corporation, relating to the Tangguh LNG Carriers, in which the Partnership owns a 70% and 69% ownership interest, respectively) whereby it is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay BLT Corporation may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay BLT Corporation will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(4)	Excludes estimated charter hire payments of $905.1 million for the period from 2016 to 2037.

(5)
The minimum scheduled future charter hire receipts for vessels chartered out should not be construed to reflect total charter hire revenues for any of the periods. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance. Excludes estimated charter hire receipts of $2.5 billion for the period from 2016 to 2029.

7.	Advances to Joint Venture Partner

Advances to joint venture partner of $10.2 million as at September 30, 2011 and December 31, 2010 are non-interest bearing without specific terms of repayment and unsecured. The Partnership did not recognize any interest income from the advances during the three and nine months ended September 30, 2011 and 2010.

8.	Long-Term Debt

	September 30,	December 31,
	2011	2010
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	148,710	188,000
U.S. Dollar-denominated Term Loans due through 2019	352,997	371,685
U.S. Dollar-denominated Term Loans due through 2021	324,126	332,248
U.S. Dollar-denominated Term Loans due through 2021	117,774	120,599
U.S. Dollar-denominated Term Loans due through 2018	71,000	—
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Euro-denominated Term Loans due through 2023	363,712	373,301

Total	1,391,601	1,399,115
Less current portion	90,184	76,408

Total	1,301,417	1,322,707

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

As at September 30, 2011, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $504.9 million, of which $356.2 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $10.5 million (remainder of 2011), $32.9 million (2012), $33.7 million (2013), $34.5 million (2014), $84.1 million (2015) and $309.2 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2011, totaled $353.0 million, of which $184.8 million bears interest at a fixed-rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus 0.675% and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in Teekay BLT Corporation, (or the Teekay Tangguh Joint Venture) a consolidated entity. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2011, totaled $324.1 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. One tranche (total value of up to $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At September 30, 2011, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $117.8 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.3%, while interest payments on the second tranche are based on LIBOR plus 0.7%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per vessel due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

Also at September 30, 2011, the Partnership had a credit facility of $122.0 million relating to three liquefied petroleum gas (or LPG) carriers (or the Skaugen LPG Carriers), and two multigas carriers (or the Skaugen Multigas Carriers). This facility will mature, with respect to each vessel, in 2018, seven years after each vessel’s first drawdown date. The facility is collateralized by the vessels to which the loan relates. The Partnership drew $71.0 million on this facility on September 15, 2011 to repay a portion of the amount it borrowed under its existing revolving credit facilities to purchase two Skaugen LPG Carriers in 2009, one Skaugen Multigas Carrier in June 2011, and to fund the acquisition of the third Skaugen LPG Carrier in September 2011. As at September 30, 2011, the Partnership had access to draw an additional $20 million on this facility. The Partnership intends to use the remaining available funds from the facility to assist in purchasing the remaining Skaugen Multigas Carrier, which was delivered on October 17, 2011.

The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at September 30, 2011, totaled $13.3 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has two Euro-denominated term loans outstanding, which as at September 30, 2011 totaled 271.7 million Euros ($363.7 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 0.66% as of September 30, 2011. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries. One of the term loans outstanding in the amount of 150.4 million Euros ($201.3 million) is repayable in January 2012 and was refinanced during the quarter. The Partnership expects to draw on the new term loan to pay out the old term loan by the end of November 2011. The new term loan bears interest at 1-month EURIBOR plus 2.25% and matures in 2018.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at September 30, 2011 and December 31, 2010 was 1.8%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At September 30, 2011, the margins on the Partnership’s long-term debt that had been drawn ranged from 0.3% to 2.75%.

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s Euro-denominated term loans, capital leases and restricted cash, the Partnership recognized foreign exchange gains (losses), substantially all of which were unrealized, of $29.5 million and ($39.8) million, and ($0.4) million and $20.0 million for the three months ended September 30, 2011 and 2010 and the nine months ended September 30, 2011 and 2010, respectively.

The aggregate annual long-term debt principal repayments required for periods subsequent to September 30, 2011 are $27.3 million (remainder of 2011), $90.5 million (2012), $91.8 million (2013), $93.2 million (2014), $143.5 million (2015) and $945.3 million (thereafter).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at September 30, 2011, the Partnership and its affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and capital leases.

9.	Income Tax
The components of the provision for income taxes were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
Current	(412)	(21)	(1,031)	(23)
Deferred	588	(89)	252	(123)

Income tax recovery (expense)	176	(110)	(779)	(146)

10.	Related Party Transactions

a) On March 17, 2010, the Partnership acquired from Teekay Corporation the two 2009-built Centrofin Suezmaxes, and a 2007-built Handymax Product tanker (the Alexander Spirit) and the associated long-term fixed-rate time-charter contracts for a total cost of $160 million. As described in Note 2, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to the pooling of interest basis. The Partnership financed the acquisition by assuming $126 million of debt, drawing $24 million on its existing revolving credit facilities and using $10 million of cash. In addition, the Partnership acquired approximately $15 million of working capital in exchange for a short-term vendor loan from Teekay Corporation. The excess of the purchase price over the historical carrying value of the assets acquired was $3.6 million and is reflected as a distribution of capital to Teekay Corporation.

During the nine months ended September 30, 2010, $0.7 million of general and administrative expenses attributable to the operations of the Centrofin Suezmaxes and Alexander Spirit were incurred by Teekay Corporation and have been allocated to the Partnership as part of the results of the Dropdown Predecessor.

During the nine months ended September 30, 2010, $0.3 million of interest expense attributable to the operations of the Alexander Spirit was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

b) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit (or the Kenai LNG Carriers), are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, crew training, advisory, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions, excluding expenses allocated to the Partnership as part of the result of the Dropdown Predecessor, were as follows for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$
Revenues(1)	9,378	9,474	27,164	27,269
Vessel operating expenses(2)	8,488	7,967	24,567	22,562
General and administrative(3)(4)(5)	3,582	3,867	12,336	9,272

(1)
Commencing in 2008, two of the Partnership’s LNG carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years, (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

(2)	Teekay Corporation’s crew salaries and training.

(3)	Teekay Corporation’s administrative, advisory, technical and strategic management fees.

(4)
Includes $0.2 million and $0.1 million, and $0.8 million and $0.6 million of costs incurred by the General Partner during the three months ended September 30, 2011 and 2010 and the nine months ended September 30, 2011 and 2010, respectively.

(5)
Amounts are net of $0.2 million and $0.4 million, and $0.7 million and $0.9 million for the three months ended September 30, 2011 and 2010 and the nine months ended September 30, 2011 and 2010, respectively, which consist of the amortization of $3.0 million paid to the Partnership by Teekay Corporation in March 2009 for the right to provide ship management services to certain of the Partnership’s vessels.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

c) As at September 30, 2011 and December 31, 2010, crewing and manning costs of $4.0 million and $3.6 million were payable to affiliates and were included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets. In addition, as at September 30, 2011 and December 31, 2010, non-interest bearing advances to affiliates totaled $3.5 million and $6.1 million, respectively, and non-interest bearing advances from affiliates totaled $78.5 million and $133.4 million, respectively. These advances are unsecured and have no fixed repayment terms.

d) The Partnership’s Suezmax tanker the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are recognized at the end of each year (see Note 11).

e) In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts to purchase the Skaugen Multigas Carriers from I.M. Skaugen ASA (or Skaugen), which are two technically advanced 12,000-cubic meter newbuilding ships capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels.

On June 15, 2011, the first Skaugen Multigas Carrier, the Norgas Unikum, was delivered and commenced service under a 15-year, fixed-rate charter to Skaugen. On delivery, the Partnership concurrently acquired Teekay Corporation’s 100% ownership interest in the first Skaugen Multigas Subsidiary for a purchase price of $55.3 million. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $3.2 million was accounted for as an equity distribution to Teekay Corporation. The second Skaugen Multigas Carrier was delivered on October 17, 2011 for a cost of approximately $55 million and commenced service under a 15-year, fixed-rate charter to Skaugen (see Note 17b).

f) In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers) for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of approximately $906.0 million (of which Teekay Corporation’s 33% portion is $299.0 million), excluding capitalized interest. The vessels will be chartered at fixed rates, with inflation adjustments, commencing upon delivery of the vessels. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

During August and September 2011, two of the Angola LNG Carriers delivered and commenced their 20-year, fixed-rate charter to Angola LNG Supply Services. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in these two vessels and related charter contracts for a total equity purchase price of $38.4 million (net of assumed debt of $128.9 million). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $31.2 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method. The remaining two Angola LNG Carriers are expected to be delivered in October 2011 (see Note 17c) and January 2012 for an aggregate equity purchase price of approximately $38 million (net of assumed debt of $129 million) subject to adjustment based on actual costs incurred at the time of delivery.

g) On September 15, 2011, the Partnership sold 1% of its ownership interest in its first Skaugen Multigas Subsidiary and the Skaugen LPG Carriers to Teekay GP L.L.C. for approximately $1.2 million.
11.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at September 30, 2011, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	426,622	(116,675)	25.3	4.9%
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	211,324	(61,610)	7.5	6.2%
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(18,083)	7.0	4.9%
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(22,376)	5.3	5.3%
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	218,750	(55,973)	17.3	5.2%

LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	470,344	157,151	25.3	4.8%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	363,712	(40,463)	12.7	3.8%

			(158,029)

(1)	Excludes the margins the Partnership pays on its drawn floating-rate debt, which, at September 30, 2011, ranged from 0.3% to 2.75% (see Note 8).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces semiannually.

(4)	Principal amount reduces monthly to 70.1 million Euros ($93.8 million) by the maturity dates of the swap agreements.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative at September 30, 2011 was a liability of $8.0 million (December 31, 2010 — liability of $10.0 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	receivable	assets	assets	liabilities	liabilities	liabilities
As at September 30, 2011
Interest rate swap agreements	4,615	16,206	136,330	(9,070)	(49,777)	(256,333)
Toledo Spirit time-charter derivative	—	—	—	—	—	(8,000)

	4,615	16,206	136,330	(9,070)	(49,777)	(264,333)

As at December 31, 2010
Interest rate swap agreements	4,587	16,758	45,525	(11,498)	(50,603)	(139,362)
Toledo Spirit time-charter derivative	—	—	—	—	—	(10,000)

	4,587	16,758	45,525	(11,498)	(50,603)	(149,362)

The following tables present the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments. All gains (losses) are presented as realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income (loss).

	Three Months Ended September 30,
	2011			2010
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(10,022)	(29,268)	(39,290)	(10,306)	(23,917)	(34,223)
Toledo Spirit time-charter derivative	—	1,600	1,600	—	800	800

	(10,022)	(27,668)	(37,690)	(10,306)	(23,117)	(33,423)

	Nine Months Ended September 30,
	2011			2010
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(30,305)	(25,892)	(56,197)	(32,101)	(72,183)	(104,284)
Toledo Spirit time-charter derivative	(53)	2,000	1,947	—	(1,500)	(1,500)

	(30,358)	(23,892)	(54,250)	(32,101)	(73,683)	(105,784)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
12.	Commitments and Contingencies

a) The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb the majority of the losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if it has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In July 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the Skaugen Multigas Carriers from Skaugen. The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. Each vessel is scheduled to commence service under 15-year, fixed-rate charters to Skaugen upon delivery. Subsequent to July 2008 and prior to the delivery of the vessels, the Partnership has consolidated the Skaugen Multigas Subsidiaries as they are VIEs and the Partnership is the primary beneficiary during this period. The delivery of the first Skaugen Multigas Carrier and the Partnership’s acquisition of the first Skaugen Multigas Subsidiary was on June 15, 2011. The second vessel was delivered on October 17, 2011 for a total cost of approximately $55 million.

The following table summarizes the balance sheet of the second Skaugen Multigas Subsidiary as at September 30, 2011 and the Skaugen Multigas Subsidiaries as at December 31, 2010:

	September 30,	December 31,
	2011	2010
	$	$

ASSETS
Vessels and equipment
Advances on newbuilding contracts	41,338	79,535
Other assets	323	651

Total assets	41,661	80,186

LIABILITIES AND DEFICIT
Accrued liabilities and other	43	587
Advances from affiliates	41,624	79,612

Total liabilities	41,667	80,199
Total deficit	(6)	(13)

Total liabilities and total deficit	41,661	80,186

The assets and liabilities of the Skaugen Multigas Subsidiaries are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIEs are under common control. The Partnership’s maximum exposure to loss as of September 30, 2011, as a result of its commitment to purchase Teekay Corporation’s interests in the second Skaugen Multigas Subsidiary, was limited to the purchase price of its interest in the undelivered vessel, which was approximately $55 million. As at September 30, 2011, the assets of the second Skaugen Multigas Subsidiary could not be used by the Partnership and the creditors of the second Skaugen Multigas Subsidiary had no recourse to the general credit of the Partnership.

b) The Partnership had an agreement to acquire an LPG carrier from Skaugen upon delivery for $33.4 million. This vessel was delivered on September 15, 2011 and was chartered to Skaugen at fixed rates for a period of 15 years.

c) In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter the four newbuilding Angola LNG Carriers for a period of 20 years to Angola LNG Supply Services. The consortium entered into agreements to construct the four LNG carriers at a total cost of approximately $906.0 million (of which Teekay Corporation’s 33% portion is $299.0 million), excluding capitalized interest. As at September 30, 2011, payments made towards these commitments by the joint venture companies totaled $634.2 million (of which Teekay Corporation’s 33% contribution was $209.3 million), excluding capitalized interest and other miscellaneous construction costs. As at September 30, 2011, the remaining payments required to be made under these contracts were $135.9 million (remainder of 2011) and $135.9 million (2012), of which the Teekay Corporation’s share is 33% of these amounts. The vessels will be chartered at fixed rates, with inflation adjustments, upon deliveries of the vessels.

In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts for a total equity purchase price of approximately $76 million (net of assumed debt of approximately $258 million) subject to adjustment based on actual costs incurred at the time of delivery. During August and September 2011, two of the Angola LNG Carriers delivered and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services, at which time the Partnership took ownership of the investment (see note 10f). The remaining two Angola LNG Carriers are expected to be delivered in October 2011 (see Note 17c) and January 2012 for a cost of approximately $38 million (net of assumed debt of approximately $129 million) subject to adjustment based on actual costs incurred at the time of delivery. It was determined that these vessel companies are VIEs; however, the Partnership is not the primary beneficiary.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
13.	Total Capital and Net Income (Loss) Per Unit

On April 8, 2011, the Partnership completed a public offering of 4.3 million common units (including 551,800 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.88 per unit, for gross proceeds of approximately $168.7 million (including the General Partner’s 2% proportionate capital contribution). The Partnership used the net proceeds from the offering of approximately $161.7 million to repay a portion of its outstanding debt under one of its revolving credit facilities.

At September 30, 2011, 57.5% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income (loss) is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

During the three and nine months ended September 30, 2011 and 2010, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income (loss) resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income (loss) for the purposes of the net income (loss) per unit calculation.

14.	Supplemental Cash Flow Information

The Partnership’s consolidated statement of cash flows for the nine months ended September 30, 2010 reflects the Dropdown Predecessor as if the Partnership had acquired the Dropdown Predecessor when the vessels began operations under the ownership of Teekay Corporation.

15.	Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for the Partnership on January 1, 2012. The Partnership is currently assessing the potential impact, if any, of these amendments on its consolidated financial statements.

16.	Equity Method Investments

On November 4, 2010, the Partnership acquired a 50% interest in two LNG carriers (or the Excalibur and Excelsior Joint Ventures) from Exmar NV for a total purchase price of approximately $72.5 million. The Partnership financed $37.3 million of the purchase price by issuing to Exmar NV approximately 1.1 million new common units with the balance financed by drawing on one of the Partnership’s revolving credit facilities. As part of the transaction the Partnership agreed to guarantee its 50% share of the $206 million of debt secured by the Excalibur and Excelsior Joint Ventures. The excess of the Partnership’s investment in the Excalibur and Excelsior Joint Ventures over its underlying equity in the net assets, which amounts to approximately $51 million, has substantially been accounted for as an increase to the carrying value of the vessels of the Excalibur and Excelsior Joint Ventures, in accordance with the finalized purchase price adjustments.

17.	Subsequent Events

a) On October 12, 2011, the Partnership entered into an agreement with Marubeni Corporation to acquire, through a joint venture, ownership interests in eight LNG carriers from A.P. Moller-Maersk A/S for an aggregate purchase price of approximately $1.4 billion. The Partnership will own 52% of the joint venture which will have 100% ownership interests in six LNG carriers and 26% ownership interests in two LNG carriers. The transaction is expected to close in early 2012, subject to customary closing conditions including consent from charterers and approval from relevant regulatory authorities.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

b) On October 17, 2011, the second Skaugen Mulitgas Carrier, Norgas Vision, was delivered and commenced its 15-year, fixed-rate charter to Skaugen. On delivery, the Partnership acquired Teekay Corporation’s 100% ownership interest in the second Skaugen Multigas Subsidiary for a purchase price of approximately $55 million and sold 1% of its ownership interest in the Skaugen Multigas Subsidiary to the General Partner for approximately $0.6 million.

c) On October 31, 2011, the third Angola LNG Carrier was delivered and commenced its 20-year fixed-rate charter to Angola LNG Supply Services. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for an equity purchase price of approximately $19 million (net of assumed debt of $65 million).

d) On November 2, 2011, the Partnership completed a public offering of 5.5 million common units at a price of $33.40 per unit, for net proceeds of approximately $179.5 million (including the General Partner’s 2% proportionate capital contribution). In addition, the Partnership has granted the underwriters a 30-day option to purchase up to an additional 825,000 common units.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2011
PART I — FINANCIAL INFORMATION

Item 2	— MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. Our current fleet of 21 LNG carriers, five LPG/Multigas carriers and 11 conventional tankers operates under long-term, fixed-rate charters primarily with major energy and utility companies and Teekay Corporation.
SIGNIFICANT DEVELOPMENTS IN 2011
Equity Offerings
On April 8, 2011, we completed a public offering of 4.3 million common units (including 551,800 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.88 per unit, for gross proceeds of approximately $168.7 million (including our general partner’s 2% proportionate capital contribution). We used the net proceeds from the offering of approximately $161.7 million to repay a portion of our outstanding debt under one of our revolving credit facilities. We intend to continue to draw on our credit facilities to fund the equity purchase price of our acquisition of Teekay Corporation’s 33% interest in four newbuidling LNG carriers to service the Angola LNG Project, as such payments come due.
On November 2, 2011, we completed a public offering of 5.5 million common units at a price of $33.40 per unit, for gross proceeds of approximately $187.4 million (including our general partner’s 2% proportionate capital contribution). In addition, we have granted the underwriters a 30-day option to purchase an additional 825,000 common units. We intend to use a portion of the net proceeds of approximately $179.5 million to fund the equity purchase price of our ownership interest in eight LNG carriers (see Maersk LNG Carriers below) if and as such payments become due. We will use all interim and remaining net proceeds from the offering to repay a portion of our outstanding debt under one of our revolving credit facilities.
SIGNIFICANT PROJECTS
Maersk LNG Carriers
On October 12, 2011, we and the Marubeni Corporation (or Marubeni) entered into an agreement to acquire, through a joint venture, ownership interests in eight LNG carriers from Denmark-based A.P. Moller-Maersk A/S (or Maersk) for an aggregate purchase price of approximately $1.4 billion (or the Maersk LNG Acquisition). We and Marubeni expect to have 52% and 48% economic interest, respectively, but share control in the joint venture (or the Teekay LNG-Marubeni Joint Venture) that we have agreed to form to hold the ownership interests in these LNG carriers. Through the Maersk LNG Acquisition, the Teekay LNG-Marubeni Joint Venture will acquire 100% ownership interest in six LNG carriers and 26% ownership interests in two additional LNG carriers. Five of the eight Maersk LNG Carriers to be acquired are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other three vessels are currently operating under short-term, fixed-rate time-charters, one of which includes an extension option which if exercised would extend its charter by 18 years. Since control of the Teekay LNG-Marubeni Joint Venture will be shared jointly between Teekay LNG and Marubeni, we expect to account for the Teekay LNG-Marubeni Joint Venture using the equity method.
The Teekay LNG-Marubeni Joint Venture intends to finance approximately $1.12 billion of its acquisition through secured loan facilities, and the remaining $280 million through equity contributions from the joint venture partners in proportion to their economic interests in the joint venture. Our 52% portion of this equity contribution is $146 million.
In addition, the owners of the remaining 74% interests in the two LNG carriers (or the Maersk Limited Partners), in which the joint venture is acquiring 26% interests, have the right to require the joint venture to purchase such remaining interests in the two LNG carriers. The Maersk LNG Acquisition is expected to close by early 2012, subject to customary closing conditions, including, among others, consent from charterers and approval from relevant regulatory authorities. Teekay Corporation will take over technical management of the acquired vessels after a transition period.
Skaugen Carriers
In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts for the purchase from I.M. Skaugen ASA (or Skaugen) of two technically-advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. On June 15, 2011 and October 17, 2011, the Skaugen Multigas Carriers were delivered, respectively. Concurrently on deliveries, we in turn acquired Teekay Corporation’s 100% ownership interest in both Skaugen Multigas Subsidiaries for a total purchase price of approximately $110 million, in aggregate. Upon delivery, each vessel commenced service under a 15-year, fixed-rate charter to Skaugen.
On September 15, 2011, we acquired an LPG carrier from Skaugen for $33.4 million. Upon delivery, this vessel was chartered to Skaugen at fixed rates for a period of 15 years.

Angola LNG Project
In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers) to the Angola LNG Project. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. The Angola LNG Project involves the collection and transportation of gas from offshore production facilities to an onshore LNG processing plant at Soyo, located in northwest Angola. The project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA.
Teekay Corporation has offered to us, and we have agreed to purchase, its 33% ownership interest in these vessels and related charter contracts at a total equity purchase price of approximately $76 million (net of assumed debt of approximately $258 million) subject to adjustment based on actual costs incurred at the time of delivery. We agreed to acquire the ownership interests and pay a proportionate share of the purchase price as each vessel is delivered. The first three LNG carriers delivered on August 30, 2011, September 30, 2011 and October 31, 2011, and in turn, we acquired Teekay Corporation’s 33% ownership interest for a combined total equity price of approximately $57 million (net of assumed debt of $195 million). The remaining LNG carrier is expected to be delivered in January 2012.
Each of the four newbuilding LNG carriers are or will be chartered at fixed rates, subject to inflation adjustments, to the Angola LNG Project for a period of 20 years upon delivery from the shipyard, with two extension periods for five years each. The charterer has the option to terminate the charter upon 120 days notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the vessel. The charterer may also terminate the charter under other circumstances typical in our long-term charters, such as excessive off-hire during which we do not provide a replacement vessel, or certain force majeure events. For more information, please read Item 1 — Financial Statements: Note 12(c) — Commitments and Contingencies.
RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 4, 2011.
We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.
Liquefied Gas Segment
As at September 30, 2011, our operating fleet included 19 LNG carriers (in which our interests ranged from 33% to 100%). Our partial interests in LNG carriers include our 33% interest in two of the Angola LNG Carriers that are accounted for under the equity method, 40% interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers that are accounted for under the equity method (or the RasGas 3 LNG Carriers), our 50% interest in our joint ventures with Exmar NV (the Excalibur and Excelsior Joint Ventures), which own two LNG carriers (the Excalibur and Excelsior Carriers) that are accounted for under the equity method and our 69% interest in the Tangguh Joint Venture (or the Teekay BLT Corporation), which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers), and our 99% interest in the Arctic Spirit and Polar Spirit LNG carriers (or the Kenai LNG Carriers)) and four LPG carriers, all of which are consolidated. All of our LNG and LPG carriers operate under long-term, fixed-rate charters. We expect our liquefied gas segment to increase after September 30, 2011 due to the following:
•	As discussed above, we have entered into an agreement to jointly acquire with Marubeni ownership interests in eight LNG carriers from Maersk.
•	The delivery of the second Skaugen Multigas Carrier and related acquisition of the Skaugen Multigas Subsidiary from Teekay Corporation on October 17, 2011 as described above; and.
•	The delivery of the third Angola LNG Carrier on October 31, 2011 and the scheduled delivery of the fourth Angola LNG Carrier in January 2012.
The following tables compare our liquefied gas segment’s operating results for the three and nine months ended September 30, 2011 and 2010, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2011 and 2010 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	68,951	66,563	3.6
Voyage expenses (recoveries)	30	(50)	160.0

Net voyage revenues	68,921	66,613	3.5
Vessel operating expenses	11,803	11,422	3.3
Depreciation and amortization	15,689	15,149	3.6
General and administrative(1)	2,722	2,921	(6.8)

Income from vessel operations	38,707	37,121	4.3

Operating Data:
Revenue Days (A)	1,299	1,279	1.6
Calendar-Ship-Days (B)	1,303	1,288	1.2
Utilization (A)/(B)	99.7%	99.3%

(in thousands of U.S. dollars, except revenue days,	Nine Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	200,629	198,171	1.2
Voyage expenses	100	45	122.2

Net voyage revenues	200,529	198,126	1.2
Vessel operating expenses	36,025	35,582	1.2
Depreciation and amortization	45,894	45,781	0.2
General and administrative(1)	9,987	8,291	20.5

Income from vessel operations	108,623	108,472	0.1

Operating Data:
Revenue Days (A)	3,643	3,776	(3.5)
Calendar-Ship-Days (B)	3,671	3,822	(4.0)
Utilization (A)/(B)	99.2%	98.8%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
During the nine months ended September 30, 2011, our liquefied gas segment’s operating results included 11 LNG carriers (excluding two Angola LNG Carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior Carriers jointly owned with Exmar that are all accounted for under the equity method) and four LPG carriers. Our total calendar-ship-days decreased by 4.0% for the nine months ended September 30, 2011 from the nine months ended September 30, 2010, primarily as a result of the sale of an LPG carrier, the Dania Spirit, on November 5, 2010; partially offset by the delivery of one Skaugen Multigas Carrier, the Norgas Unikum, on June 15, 2011 and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011.
Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2011, from the same periods last year, primarily as a result of:
•
increases of $1.6 million and $4.1 million for the three and nine months ended September 30, 2011, respectively, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same periods last year;

•	increases of $1.4 million and $1.6 million for the three and nine months ended September 30, 2011, respectively, due to the delivery of the Norgas Unikum on June 15, 2011;
•	an increase of $1.2 million for the nine months ended September 30, 2011, due to the Arctic Spirit being off-hire for 22 days in the first quarter of 2010 for scheduled dry docking; and
•
increases of $0.2 million and $0.6 million for the three and nine months ended September 30, 2011, respectively, due to operating expense recovery adjustments in the charter-hire rates for the Tangguh LNG Carriers;

partially offset by
•	decreases of $1.2 million and $3.5 million for the three and nine months ended September 30, 2011, respectively, due to the sale of the Dania Spirit on November 5, 2010; and
•
a decrease of $1.2 million for the nine months ended September 30, 2011 due to the Arctic Spirit and Polar Spirit being off-hire for 11 days and 13 days, respectively, in the second quarter of 2011 for scheduled dry dockings.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2011, from the same periods last year, primarily as a result of:
•	an increase of $3.1 million for the nine months ended September 30, 2011 due to the timing of services and maintenance and an increase in manning costs for certain of our LNG carriers;
•
an increase of $0.6 million for the three and nine months ended September 30, 2011 due to the Arctic Spirit being laid up in the third quarter of 2010 and as a result, operating with a reduced number of crew on board and with reduced repair and maintenance activities; and

•	an increase of $0.6 million for the three and nine months ended September 30, 2011 due to maintenance on the Al Marrouna during the third quarter of 2011, relating to a scheduled dry docking;
partially offset by
•
a decrease of $1.4 million for the nine months ended September 30, 2011 due to additional crew training expenses relating to the Al Marrouna, the Al Areesh and the Al Daayen in the second quarter of 2010; and

•	decreases of $0.9 million and $2.4 million for the three and nine months ended September 30, 2011, respectively, due to the sale of the Dania Spirit on November 5, 2010.
Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2011, from the same periods last year, primarily as a result of:
•
increases of $0.3 million and $0.5 million for the three and nine months ended September 30, 2011, respectively, as a result of amortization of dry-dock expenditures incurred in the second quarter of 2011; and

•	increases of $0.4 million and $0.5 million for the three and nine months ended September 30, 2011, respectively, due to the delivery of the Norgas Unikum on June 15, 2011;
partially offset by
•	decreases of $0.2 million and $0.8 million for the three and nine months ended September 30, 2011, respectively, due to the sale of the Dania Spirit on November 5, 2010.
Conventional Tanker Segment
Our fleet includes 10 Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker. All of our conventional tankers operate under long-term, fixed-rate charters.
The following tables compare our conventional tanker segment’s operating results for the three and nine months ended September 30, 2011 and 2010, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2011 and 2010 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	28,305	25,591	10.6
Voyage expenses	277	773	(64.2)

Net voyage revenues	28,028	24,818	12.9
Vessel operating expenses	10,563	9,541	10.7
Depreciation and amortization	7,343	6,977	5.2
General and administrative(1)	3,082	2,331	32.2

Income from vessel operations	7,040	5,969	17.9

Operating Data:
Revenue Days (A)	1,012	924	9.5
Calendar-Ship-Days (B)	1,012	1,012	—
Utilization (A)/(B)	100.0%	91.3%

(in thousands of U.S. dollars, except revenue days,	Nine Months Ended September 30,
calendar-ship-days and percentages)	2011	2010	% Change

Voyage revenues	82,093	78,321	4.8
Voyage expenses	1,262	1,312	(3.8)

Net voyage revenues	80,831	77,009	5.0
Vessel operating expenses	30,536	28,450	7.3
Depreciation and amortization	21,658	20,908	3.6
General and administrative(1)	8,678	7,390	17.4
Restructuring charge	—	175	(100.0)

Income from vessel operations	19,959	20,086	(0.6)

Operating Data:
Revenue Days (A)	2,931	2,874	2.0
Calendar-Ship-Days (B)	3,003	3,003	—
Utilization (A)/(B)	97.6%	95.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
During the nine months ended September 30, 2011, one of our vessels, the Huelva Spirit, was off-hire for approximately 72 days relating to a scheduled dry dock as compared to 129 off-hire days for the Algeciras Spirit, Tenerife Spirit and Toledo Spirit relating to scheduled dry dockings in the same period last year. Our utilization increased from 91.3% to 100.0% for the three months ended September 30, 2011 and 2010, respectively, and from 95.7% to 97.6% for the nine months ended September 30, 2011 and 2010, respectively.
Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2011 from the same periods last year, primarily as a result of:
•
increases of $2.2 million and $3.2 million for the three and nine months ended September 30, 2011, respectively, due to the Algeciras Spirit, Tenerife Spirit and Toledo Spirit being off-hire for 41, 73 and 15 days, respectively, during the second and third quarters of 2010 for scheduled dry dockings;

•
increases of $0.9 million and $1.8 million for the three and nine months ended September 30, 2011, respectively, due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income (loss)); and

•
increases of $0.2 million and $0.5 million for the three and nine months ended September 30, 2011, respectively, relating to crew manning adjustments in the charter-hire rates in order to recognize the foreign exchange impact on Australian-denominated crew manning expenses which flow through to the charterer; the crew manning adjustments increased due to the strengthening of the Australian Dollar against the U.S Dollar compared to the same periods last year;

partially offset by
•	a decrease of $1.7 million for the nine months ended September 30, 2011 due to the Huelva Spirit being off-hire for 72 days in the second quarter of 2011 for a scheduled dry dock.
Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2011, from the same periods last year, primarily as a result of increases of $1.0 million and $2.1 million for the three and nine months ended September 30, 2011, respectively, due to timing of services and an increase in manning costs for certain of our Suezmax tankers.
Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2011, from the same periods last year, primarily as a result of amortization of dry-dock expenditures incurred in the fourth quarter of 2010 and the first and second quarters of 2011.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $5.8 million and $18.7 million for the three and nine months ended September 30, 2011, respectively, from $5.3 million and $15.7 million for the same periods last year, primarily as a result of:
•	an increase $1.8 million for the nine months ended September 30, 2011 related to a greater amount of corporate services provided to us by Teekay Corporation to support our growth;
•
an increase of $0.9 million for the nine months ended September 30, 2011 relating to the one-time management fee charged to us by Teekay Corporation associated with the portion of stock-based compensation grants to Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011; and

•
increases of $0.7 million and $0.2 million for the three and nine months ended September 30, 2011, respectively, due to more consulting fees incurred by us related to higher levels of business development activity.

Interest Expense. Interest expense decreased to $12.1 million and $36.0 million for the three and nine months ended September 30, 2011, respectively, from $12.7 million and $36.8 million for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:
•
decreases of $0.9 million and $1.8 million for the three and nine months ended September 30, 2011, respectively, due to principal debt repayments made during the fourth quarter of 2010 and the first and second quarters of 2011;

•	a decrease of $0.7 million for the nine months ended September 30, 2011, relating to higher amortization of deferred debt issuance costs in the first quarter of 2010; and
•
decreases of $0.3 million and $1.0 million for the three and nine months ended September 30, 2011, respectively, from the scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

partially offset by
•	increases of $0.7 million and $2.0 million the three and nine months ended September 30, 2011, respectively, due to increased EURIBOR rates relating to Euro-denominated debt; and
•
increases of $0.2 million and $0.9 million for the three and nine months ended September 30, 2011, respectively, due to an interest rate adjustment on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues).

Interest Income. Interest income decreased to $1.6 million and $4.9 million for the three and nine months ended September 30, 2011, respectively, from $2.1 million and $5.4 million for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. The decreases were primarily a result of decreases in LIBOR rates in the second and third quarters of 2011, compared to the same periods last year and scheduled capital lease repayments on one of our LNG carriers that was funded from a restricted cash deposit. These decreases were partially offset by the effect on our Euro-denominated interest income from the strengthening of the Euro against the U.S. Dollar compared to the same periods last year.
Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments were $37.7 million and $33.4 million for the three and nine months ended September 30, 2011, compared to losses of $54.2 million and $105.8 million for the same periods last year. Please read Item 1 — Financial Statements: Note 11 — Derivative Instruments.
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes. The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits.
Foreign Currency Exchange Gains (Losses). Foreign currency exchange gains (losses) were $29.5 million and ($0.4) million for the three and nine months ended September 30, 2011, respectively, compared to (losses) gains of ($39.8) million and $20.0 million for the same periods last year. These foreign currency exchange losses and gains, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Equity Income (Loss). Equity income increased to $0.9 million and $12.4 million for the three and nine months ended September 30, 2011, respectively, from equity losses of ($0.9) million and ($2.5) million for the same periods last year, primarily as a result of:
•
an increase of $7.9 million for the nine months ended September 30, 2011 due to a decrease in unrealized losses on derivative instruments for the nine months ended September 30, 2011, as compared to the same period last year in our 40% investment in Teekay Nakilat (III) Corporation;

•
increases of $2.5 million and $7.2 million for the three and nine months ended September 30, 2011, respectively, relating to our 50% investments in the Excalibur and Excelsior Joint Ventures that we acquired in November 2010; and

•
increases of $0.2 million and $0.7 million for the three and nine months ended September 30, 2011, respectively, relating to increased charter-hire rates on the four RasGas 3 LNG Carriers, which are held within our 40% investment in Teekay Nakilat (III) Corporation;

partially offset by
•
a decrease of $1.1 million for the three and nine months ended September 30, 2011 due to our 33% investment in the Angola LNG Project that we acquired upon delivery of two of the vessels in August and September 2011. The equity loss is primarily due to the unrealized losses on derivatives within this investment during the month of September 2011.

Liquidity and Cash Needs
As at September 30, 2011, our cash and cash equivalents were $101.5 million, compared to $81.1 million at December 31, 2010. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $477.7 million as at September 30, 2011, compared to $459.7 million as at December 31, 2010. The increase in total liquidity is primarily due to the receipt of proceeds from the public offering completed in April 2011 which raised net proceeds of approximately $161.6 million, and changes in operating cash flows, partially offset by borrowings to partially finance the acquisition of the first Skaugen Multigas Subsidiary and the third Skaugen LPG Carrier, acquisition of our 33% interest in the first two Angola LNG carriers, repayments of long-term debt, cash distributions paid and dry-docking expenditures.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and dry-docking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
We may be required to purchase five of our Suezmax tankers, currently on capital lease arrangements, from the lessor sometime during 2011 through 2013. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. Please read Contractual Obligations and Contingencies. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations and such financing may not be available at favorable terms.
In addition, as of September 30, 2011, we were also committed to acquiring the second Skaugen Multigas Subsidiary and Teekay Corporation’s 33% interest in the remaining two Angola LNG Carriers. These additional purchase commitments, scheduled to occur in 2011 and 2012, total approximately $93 million (net of assumed debt of approximately $129 million), subject to adjustment based on actual cost incurred at the time of deliveries during 2011 and 2012. We intend to finance these purchases with one or more of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
On October 12, 2011, we entered into an agreement with Marubeni to acquire, through a joint venture, ownership interests in eight LNG carriers from Maersk for an aggregate purchase price of approximately $1.4 billion. We will own 52% of the joint venture which will have 100% ownership interests in six LNG carriers and 26% ownership interests in two LNG carriers. The transaction is expected to close in early 2012, subject to customary closing conditions including consent from charterers and approval from relevant regulatory authorities. The joint venture intends to finance approximately $1.12 billion of its acquisition through secured loan facilities, and the remaining $280 million through equity contributions from the joint venture partners in proportion to their economic interests in the joint venture. Our 52% portion of this equity contribution is $146 million. To fund this contribution, we completed an equity offering of 5.5 million common units at a price of $33.40 per unit, for net proceeds of approximately $179.5 million on November 2, 2011. In addition, we have granted the underwriters a 30-day option to purchase up to an additional 825,000 common units.

Cash Flows. The following table summarizes our cash flow for the periods presented:

	Nine Months Ended September 30,
(in thousands of U.S. dollars)	2011	2010

Net cash flow from operating activities	134,172	127,939
Net cash flow used for financing activities	(28,956)	(152,616)
Net cash flow used for investing activities	(84,772)	(10,588)
Operating Cash Flows. Net cash flow from operating activities increased to $134.2 million for the nine months ended September 30, 2011, from $127.9 million for the same period last year, primarily due to changes in working capital due to the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repairs and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investment and fluctuations in working capital balances. The number of vessel dry dockings tends to vary each period.
Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $219.4 million and $39.2 million for the nine months ended September 30, 2011 and 2010, respectively. From time to time we refinance our loans and revolving credit facilities. During 2011, we used the proceeds from long-term debt primarily to fund a portion of the acquisition of one of the Skaugen Multigas Subsidiaries for $55.3 million, the third Skaugen LPG Carrier for $33.4 million and our 33% interest in the first two Angola LNG Carriers for $38.4 million.
On April 8, 2011, we completed a public offering of 4.3 million common units (including 551,800 common units issued upon exercise of the underwriters’ over-allotment option) at a price of $38.88 per unit, for gross proceeds of approximately $168.7 million (including our general partner’s 2% proportionate capital contribution).
Cash distributions paid during the nine months ended September 30, 2011 increased to $118.8 million from $100.1 million for the same period last year. This increase was the result of:
•
an increase in the number of units eligible to receive the cash distribution as a result of our direct equity placement of approximately 1.7 million common units in July 2010 in connection with our acquisition of the Excalibur and Excelsior Joint Ventures in November 2010 and our public offering in April 2011; and

•	an increase in our quarterly distribution to $0.60 per unit from $0.57 per unit effective the second quarter of 2010, and to $0.63 per unit from $0.60 per unit effective the first quarter of 2011.
Investing Cash Flows. During the nine months ended September 30, 2011, we incurred $50.9 million in expenditure for vessels and equipment which included the acquisition of the third Skaugen LPG Carrier and construction payments for the two Skaugen Multigas newbuildings. We also incurred $38.4 million in expenditure for our acquisition of 33% interests in the first and second Angola LNG Carriers.
Credit Facilities
Our revolving credit facilities and term loans are described in Item 1 — Financial Statements: Note 8 — Long-Term Debt. Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, among others, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions if we are in default;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges and granting certain liens;
•	selling, transferring, assigning or conveying assets;
•	making certain loans and investments; and
•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. One of our term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at September 30, 2011, we and our affiliates were in compliance with all covenants in our credit facilities and capital leases.

Contractual Obligations and Contingencies
The following table summarizes our contractual obligations as at September 30, 2011:

		Remainder	2012	2014
		of	and	and	Beyond
	Total	2011	2013	2015	2015
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt(1)	1,027.9	24.0	153.3	203.5	647.1
Commitments under capital leases(2)	198.6	42.6	127.9	28.1	—
Commitments under capital leases(3)	1,007.1	6.0	48.0	48.0	905.1
Commitments under operating leases(4)	437.6	6.2	50.0	50.0	331.4
Purchase obligations(5)	93.0	74.0	19.0	—	—

Total U.S. Dollar-denominated obligations	2,764.2	152.8	398.2	329.6	1,883.6

Euro-Denominated Obligations:(6)
Long-term debt(7)	363.7	3.3	29.0	33.2	298.2
Commitments under capital leases(8)	86.8	86.8	—	—	—

Total Euro-denominated obligations	450.5	90.1	29.0	33.2	298.2

Totals	3,214.7	242.9	427.2	362.8	2,181.8

(1)
Excludes expected interest payments of $4.6 million (remainder of 2011), $32.9 million (2012 and 2013), $26.2 million (2014 and 2015) and $36.6 million (beyond 2015). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2011, plus margins on debt that has been drawn that ranges up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. One of our term loans require us to have a minimum balance of $3.0 million in a restricted cash account at all times until maturity of the loan.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations.

(3)
Existing restricted cash deposits of $476.0 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)
We have corresponding leases whereby we are the lessor and expect to receive approximately $397.5 million for these leases from 2011 to 2029. For the nine months ended September 30, 2011, we received $120.1 million of lease receipts.

(5)
In July 2008, the Skaugen Multigas Subsidiaries signed contracts for the purchase of the Skaugen Multigas Carriers and we have agreed to purchase the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. The delivery of the first Skaugen Multigas Carrier and our acquisition of the first Skaugen Multigas Subsidiary were completed on June 15, 2011. The remaining vessel was delivered on October 17, 2011 for a total cost of approximately $55 million. In March 2011, we agreed to acquire Teekay Corporation’s 33% ownership interest in the four Angola LNG Carriers for a total equity purchase price of approximately $76 million (net of assumed debt in the amount of approximately $258 million) subject to adjustment based on actual cost incurred at the time of deliveries. During August and September 2011, two of the Angola LNG Carriers delivered and commenced their 20-year, fixed-rate charter to Angola LNG Supply Services. The remaining two Angola LNG Carriers, of which one was delivered in October 2011 and the other scheduled for January 2012 for a total cost of approximately $38 million (net of assumed debt of $129 million). Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies. Subsequent to September 30, 2011, we entered into an agreement with Maurbeni to jointly acquire ownership interests in eight LNG carriers from Maersk for an aggregate purchase price of approximately $1.4 billion. Please read Item 2 — Management’s Discussion and Analysis of Financial Conditions and Results of Operations: Significant Projects: Maersk LNG Carriers.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2011.

(7)
Excludes expected interest payments of $1.8 million (remainder of 2011), $13.9 million (2012 and 2013), $12.6 million (2014 and 2015) and $21.7 million (beyond 2015). Expected interest payments are based on EURIBOR at September 30, 2011, plus margins that range up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2011. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. We also maintain restricted cash deposits relating to certain of our term loans, which cash totaled 10.3 million Euros ($13.8 million) as at September 30, 2011. One of the term loans oustanding in the amount of 150.4 million Euros ($201.3 million) was refinanced in September 2011 and will mature in November 2018.

(8)
Existing restricted cash deposits of $85.7 million, together with the interest earned on these deposits, are expected to approximately equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
As of September 30, 2011, we are committed to acquire from Teekay Corporation its 33% ownership interest in two LNG newbuilding carriers upon delivery for a total equity purchase price of approximately $38 million (net of assumed debt of approximately $129 million). Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in Item 5 — Operating and Financial Review and Prospects — Critical Accounting Estimates of our Annual Report on Form 20-F for the year ended December 31, 2010 are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 5 — Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2010. There were no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.
At September 30, 2011, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at September 30, 2011, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2011 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;
•	results of operations and revenues and expenses, including performance of our liquefied gas segment;
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of vessels to us from Teekay Corporation and associated contracts;
•	delivery dates of newbuildings;
•	the commencement of service of newbuildings under long-term contracts;
•	our liquidity needs;
•	the duration of dry dockings;
•	the future valuation of goodwill;
•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases;
•	the timing of the acquisition of the Angola LNG Project vessels; and
•	the timing and certainty of completion of the Maersk LNG Acquisition, including the debt financing associated with such acquisition.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our and Teekay LNG-Marubeni Joint Venture’s potential inability to renew or replace long-term contracts; failure to satisfy the closing conditions for the Maersk LNG Acquisition including obtaining approvals from the charterers and relevant regulatory authorities; the potential election by owners of remaining 74% interests in two of the LNG carriers in which the Teekay LNG-Marubeni Joint Venture is acquiring 26% interests to exercise their rights to require the Teekay LNG-Marubeni Joint Venture to acquire up to all of such remaining interests, or exercise their rights to acquire from Maersk the remaining 26% interests they do not currently own; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2011
PART I — FINANCIAL INFORMATION

ITEM 3	— QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2011, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Remainder							Fair
	of					There-		Value
	2011	2012	2013	2014	2015	after	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	17.9	51.6	51.9	52.3	101.4	554.7	829.8	(737.0)	1.0%
Variable Rate (Euro)(3)(4)	3.3	14.0	15.0	16.1	17.1	298.2	363.7	(337.4)	2.0%

Fixed-Rate Debt ($U.S.)	6.1	24.9	24.9	24.9	24.9	92.4	198.1	(203.6)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%

Capital Lease Obligations(5)(6)
Fixed-Rate ($U.S.)(7)	39.6	45.1	66.1	27.4	—	—	178.2	(178.2)	7.4%
Average Interest Rate(8)	4.6%	6.8%	9.3%	8.1%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.)(6)(9)	1.5	18.9	19.4	19.9	20.6	539.8	620.1	(158.0)	5.5%
Average Fixed Pay Rate(2)	6.2%	5.5%	5.6%	5.6%	5.6%	5.5%	5.5%
Contract Amount (Euro)(4)(10)	3.3	14.0	15.0	16.1	17.2	298.1	363.7	(40.5)	3.8%
Average Fixed Pay Rate(3)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of September 30, 2011 ranged from 0.3% to 2.75%. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2011.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 64.8 million Euros ($86.8 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.1%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at September 30, 2011, the amount on deposit was 64.0 million Euros ($85.7 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 6 — Vessel Charters), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2011 totaled $476.0 million, and the lease obligations, which as at September 30, 2011 totaled $471.2 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat Corporation is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2011, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat Corporation’s capital lease obligations and restricted cash deposits were $426.6 million and $470.3 million, ($116.7) million and $157.2 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 15 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At September 30, 2011, the fair value of this derivative liability was $8.0 million and the change from the prior period to the reporting period has been reported in realized and unrealized loss on derivative instruments.
Foreign Currency Fluctuations
Our functional currency is U.S. dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses and our Euro-denominated loans and restricted cash deposits. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans, Euro-denominated capital leases and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized loss on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2011
PART II — OTHER INFORMATION

Item 1	— Legal Proceedings
None

Item 1A	— Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010 and “Item 1A. Risk Factors” in our report on Form 6-K for the quarter ended March 31, 2011, which could materially affect our business, financial condition or results of operations.
Risks Related to Recent and Potential Acquisitions
The pending Maersk LNG Acquisition may not close as anticipated or it may close with adjusted terms.
We expect the Maersk LNG Acquisition to close in early 2012, subject to customary closing conditions. If these conditions are not satisfied or waived, we will not complete the Maersk LNG Acquisition. Certain of the conditions that remain to be satisfied include, but are not limited to:
•	obtaining consents to the transaction from the LNG carrier charterers and other third-parties;
•	obtaining regulatory approval, including from agencies regulating competition;
•	the continued accuracy of the representations and warranties contained in the acquisition agreement;
•	the performance by each party of its obligations under the acquisition agreement;
•	the absence of any decree, order, injunction, ruling or judgment that prohibits, or other proceedings that seek to prohibit, the Maersk LNG Acquisition or makes the Maersk LNG Acquisition unlawful;
•	the termination of financing leases of certain LNG carriers; and
•	the execution of certain agreements related to the consummation of the Maersk LNG Acquisition.
In addition, the Teekay LNG-Marubeni Joint Venture must obtain $1.12 billion in secured debt financing and Marubeni must make its proportional $134 million capital contribution. Although the Teekay LNG-Marubeni Joint Venture has financing commitments from a group of lenders, it may fail to obtain the debt financing if it is unable to negotiate definitive financing agreements or satisfy the terms of the financing commitments, or if there are material adverse changes in the international debt markets.
The Teekay LNG-Marubeni Joint Venture may also fail to acquire the expected 26% interest in the two vessels controlled by the limited partnership between Maersk and the Maersk Limited Partners. The Maersk Limited Partners may exercise their option to require the purchase of their 74% interest in the two vessels in connection with the Maersk LNG Acquisition, or may instead exercise their option to acquire Maersk’s 26% interest in the two vessels. If the Maersk Limited Partners choose to sell their interest to the Teekay LNG-Marubeni Joint Venture, we may need to assume our pro rata portion of the increased purchase price. If the Maersk Limited Partners choose to acquire all the interest in the two vessels, the Teekay LNG-Marubeni Joint Venture will acquire six vessels instead of the expected eight vessels and the purchase price for the Maersk LNG Acquisition will be proportionally adjusted to a lower amount.
The Teekay LNG-Marubeni Joint Venture or Maersk may unilaterally terminate the acquisition agreement without the other party’s agreement and without completing the Maersk LNG Acquisition if the Maersk LNG Acquisition is not completed by February 29, 2012. Additionally, if the Maersk LNG Acquisition is not completed by February 1, 2012 and is not expected to occur within a short period of time thereafter, the parties will enter into good faith discussions regarding extending the termination date.
We cannot assure you that the pending Maersk LNG Acquisition will close on our expected timeframe, or at all, or close without material adjustment. In addition, the closing of this common units offering is not conditioned on, nor is it a condition to, the closing of the Maersk LNG Acquisition. Accordingly, if you decide to purchase common units in this offering, you should be willing to do so whether or not we complete the Maersk LNG Acquisition.

We may be unable to make or realize expected benefits from the Maersk LNG Acquisition, and implementing the acquisition may harm our business, financial condition and operating results.
Similar to any acquisition of any vessel or business, the Maersk LNG Acquisition may not result in anticipated profitability or generate cash flow sufficient to justify our investment. In addition, our acquisition exposes us to risks that may harm our business, financial condition and operating results. In particular, the Maersk LNG Acquisition includes risks that we may:
•	fail to realize anticipated benefits, such as cost-savings or cash flow continuation or enhancements, including anticipated spot and rechartering rates;
•	fail to integrate the operations with our other business;
•	fail to establish positive relationships with the charterers, or be forced to renegotiate with the charterers to complete the acquisition;
•	be unable to renew or replace charter contracts that are terminated early or short-term charter contracts that expire;
•	fail to obtain the benefits of a charter if the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•	fail to obtain the benefits of a charter if the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or convert the time charter to a bareboat charter;
•
be subject to changes in the production of LNG or LPG, either generally or in particular regions, that would impact the expected future growth in the global LNG transportation and regasification markets, and spot LNG shipping rates;

•	be subject to events that delay or prevent the transition of technical management of vessels to be acquired;
•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our acquired fleet;
•	decrease our borrowing capacity to finance further acquisitions;
•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired, including higher than anticipated drydocking costs; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.
Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.
We will share control of the operation of the Teekay LNG-Marubeni Joint Venture, which may limit our ability to receive cash distributions from the joint venture.
All actions of the Teekay LNG-Marubeni Joint Venture require the unanimous consent of Teekay LNG Partners and Marubeni. Accordingly, we share control of the amount of cash distributed to us and the ongoing operational decisions, including the entry into new long-term charter contracts. Our shared control over the operations of the Teekay LNG-Marubeni Joint Venture may mean that we do not receive the amount of cash we expect to be distributed to us, which in turn may reduce the amount of cash we have available for distribution to our unitholders.
Financing the Maersk LNG Acquisition will substantially increase our outstanding obligations.
The Teekay LNG-Marubeni Joint Venture intends to borrow $1.12 billion of the $1.4 billion purchase price to finance the Maersk LNG Acquisition, of which we will guarantee our proportional amount of approximately $582.4 million. We anticipate that the acquisition facility and our guarantee will contain certain restrictive and financial covenants, including those related to tangible net worth, leverage and liquidity. The guarantee obligations and covenants may reduce our ability to obtain additional debt financing to respond to changing business and economic conditions or to fund capital expenditure or working capital needs. In addition, the Teekay LNG-Marubeni Joint Venture will have a significant level of debt, which could lead to constraints in its liquidity and working capital.
We expect the anticipated financing for the Maersk LNG Acquisition will mature in 18 months. We cannot assure you that we will be able to refinance on acceptable terms, if at all. For a discussion about the risks posed by leverage generally, please read “Risk Factors — Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities” in our Annual Report on Form 20-F for the year ended December 31, 2010, as amended.
Completing the Maersk LNG Acquisition may further expose us to the political and economic instability prevalent in many regions in which we operate, including the Middle East.
We operate in many areas affected by economic, political and government instability. The Maersk LNG Acquisition includes vessels that service LNG facilities in areas of the Middle East that are affected by political instability, a poor economy, high unemployment and corruption. These factors may disrupt the charters, including as a result of attacks on our vessels, attacks on gas pipelines, political unrest, strikes, hostile actions in the region, tariffs, trade embargoes and other economic sanctions by the United States or other countries. Any of these or other similar actions could harm our ability to realize the expected economic benefit from the Maersk LNG Acquisition.

Item 2	— Unregistered Sales of Equity Securities and Use of Proceeds
None

Item 3	— Defaults Upon Senior Securities
None

Item 4	— Reserved

Item 5	— Other Information
None

Item 6	— Exhibits

4.1	Agreement, dated September 30, 2011, for a EURO €149,933,766 Credit Facility between Naviera Teekay Gas IV S.L.U., ING Bank N.V. and other banks and financial institutions
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-174220) FILED WITH THE SEC ON MAY 13, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: December 1, 2011	By:	/s/ Peter Evensen Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)